InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

RECEIVED
2005 MAR -7 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By courier



SUPPL

Leuven, 2 M



05006262

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

dlw 3/15

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

InBev

PRESS RELEASE

Brussels, March 3, 2005

During the presentation of InBev's 2004 results on March 2nd, several factors were highlighted, which will impact below EBIT, and which have previously been disclosed to investors. Importantly, none of these factors will impact operational performance, but it is expected they will have a material impact on InBev's 2005 Earnings per Share.
In order to more fully respond to questions from analysts and investors, InBev wishes to provide the following additional clarifications concerning these factors:

- Average outstanding financial debt is expected to increase, following the earlier announced acquisitions in China, Germany and Eastern Europe; that combined with higher interest rates, will likely reduce EPS by 5-7%;
- While InBev will not speculate on the outcome of the MTO, a 100% take-up in shares would result in EPS dilution of 4-5%, while a 100% selection of cash, would be broadly neutral;
- As mentioned in the Board Report, the total contribution to InBev, brought about by the unwinding of the FEMSA relationship, will be reduced by about 80 million euro*;
- InBev expects solid organic growth in 2005, based upon its strategy of top line growth and strong cost management. Nevertheless, it is unlikely that 2005 EPS will be as high as normalized 2004 EPS.

For further information, please consult the various publications, such as the Special Board Report and press releases on the different transactions, available on www.InBev.com.

* Approximately 35 million out of the 80 will impact the above-EBIT line, and this will be offset by the synergies and operational improvements of our US business.

Dutch and French versions of this release will be posted on our website later today.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms,
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com